[redacted]

13012210

CM

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SECURITIES A
Wash

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-67968 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Pearl Enterprise

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Clematis St. STE 909
(No. and Street)

West Palm Beach (City) | Florida (State) | 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pybus & Company, P.A.
(Name – *if individual, state last, first, middle name*)

319 Clematis St. STE 810 (Address) | West Palm Beach (City) | Florida (State) | 33401 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/12

# OATH OR AFFIRMATION

I, ______Cleveland_Leray__________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______Pacific Pearl Enterprises_____________________________________________________, as of ___Decemeber 31_______________________________, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________________________

______________________________________________________________

______________________________________________________________

ALYSSA MARIE WIELKIEWICZ
MY COMMISSION # EE830251
EXPIRES August 26, 2016
(407) 398-0153 FloridaNotaryService.com

Signature

CEO

Title

Alyssa M. Wielkiewicz

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PYBUS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

319 CLEMATIS STREET, SUITE 810
WEST PALM BEACH, FLORIDA 33401
PHONE (561) 282-1870
FAX (561) 282-1871
WWW.PYBUSCPA.COM


Board of Directors
Pacific Pearl Enterprise, Inc.

In planning and performing our audit of the financial statements of Pacific Pearl Enterprise, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pybus & Company, P.A.

Pybus & Company, P.A.
West Palm Beach, Florida
February 27, 2013

# PYBUS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

319 CLEMATIS STREET, SUITE 810
WEST PALM BEACH, FLORIDA 33401
PHONE (561) 282-1870
FAX (561) 282-1871
WWW.PYBUSCPA.COM


Board of Directors
Pacific Pearl Enterprises:

In planning and performing our audit of the financial statements of Pacific Pearl Enterprise, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities.
This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 20X1, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Pybus & Company, P.A

Pybus & Company, P.A.
West Palm Beach, FL
February 27, 2012

**PYBUS & COMPANY, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

319 CLEMATIS STREET, SUITE 810
WEST PALM BEACH, FLORIDA 33401
PHONE (561) 282-1870
FAX (561) 282-1871
WWW.PYBUSCPA.COM

To the Board of Directors of Pacific Pearl Enterprise, Inc.
319 Clematis Street, Suite 909
West Palm Beach, FL 33401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Pacific Pearl Enterprise, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Pacific Pearl Enterprise, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pacific Pearl Enterprise, Inc.'s management is responsible for Pacific Pearl Enterprise, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedure, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pybus & Company, P.A.

Pybus & Company, P.A.
West Palm Beach, Florida
February 27, 2013

# PACIFIC PEARL ENTERPRISES

## FINANCIAL STATEMENTS

## DECEMBER 31, 2012

**PACIFIC PEARL ENTERPRISES**
**DECEMBER 31, 2012**

## TABLE OF CONTENTS

**PYBUS & COMPANY, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

319 CLEMATIS STREET, SUITE 810
WEST PALM BEACH, FLORIDA 33401
PHONE (561) 282-1870
FAX (561) 282-1871
WWW.PYBUSCPA.COM

## Independent Auditor's Report

Board of Directors
Pacific Pearl Enterprise, Inc.

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Pearl Enterprise, Inc. (the Company) as of December 31, 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express o such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Pearl Enterprise, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information is Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Pybus & Company, P.A

Pybus & Company, P.A.
West Palm Beach, Florida
February 27, 2013

# PACIFIC PEARL ENTERPRISE
## BALANCE SHEET
## DECEMBER 31, 2012

| | | |
|---|---|---|
| | **ASSETS** | |
| **Current Assets** | | |
| Cash | $ | 44,724 |
| **Total Current Assets** | | 44,724 |
| **Other Assets** | | |
| Deposits | | 4,892 |
| **Total Other Assets** | | 4,892 |
| **TOTAL ASSETS** | $ | 49,616 |
| | **LIABILITIES AND STOCKHOLDERS' EQUIT** | |
| **Commitments and Contingencies (see note 2)** | $ | - |
| **Stockholders' Equity** | | |
| Common Stock, 1,00,000 authorized, 175,000 issued and outstanding respectively | | 1,500,000 |
| Additional paid-in capital | | 288,439 |
| Accumulated deficit | | (1,738,823) |
| **Total Stockholders' Equity** | | 49,616 |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | $ | 49,616 |

See accompanying notes to Financial Statements

**PACIFIC PEARL ENTERPRISE**
**INCOME STATEMENT**
**YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| **Revenues** | $ | 11,810 |
| | | |
| **Expenses** | | |
| Payroll | | 68,197 |
| Rent | | 40,801 |
| Consulting fees | | 30,000 |
| General and administrative | | 20,429 |
| Professional fees | | 20,988 |
| Professional dues and subscriptions | | 12,187 |
| Travel and entertainment | | 6,110 |
| **Total operating expenses** | | 198,712 |
| | | |
| **Loss from operations** | | (186,902) |
| | | |
| **Other income** | | |
| Rental income | | 5,533 |
| Interest income | | 7 |
| **Total other income** | | 5,541 |
| | | |
| **Loss before income tax and discontinued operations** | | (181,361) |
| | | |
| Income taxes | | - |
| (Loss) from discontinued operations | | (42,156) |
| **Net loss** | $ | (223,517) |

See accompanying notes to Financial Statements

# PACIFIC PEARL ENTERPRISES
# STATEMENT OF STOCKHOLDER'S EQUITY
# YEAR ENDED DECEMBER 31, 2012

| | Common Stock | | Additional paid-in capital | Accumulated (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, January 1, 2012** | 150,000 | $ 1,500,000 | $ 721,000 | $ (1,515,306) | $ 705,694 |
| Capital contributed | 25,000 | | 222,714 | | 222,714 |
| Divested fixed assets | | | (655,275) | | (655,275) |
| Net Loss for the year ended December 31, 2012 | | | | (223,517) | (223,517) |
| **Balance, December 31, 2012** | **175,000** | **$ 1,500,000** | **$ 288,439** | **$ (1,738,823)** | **$ 49,616** |

See accompanying notes to Financial Statements

**PACIFIC PEARL ENTERPRISES**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ | (223,517) |
| **Changes in operating assets and liabilities:** | | |
| (Increase) in accounts receivable | | 5,665 |
| (Decrease)/Increase in accounts payable | | (13,391) |
| **Net Cash Provided by Continuing Operations** | | (231,243) |
| **Net Cash Provided by Discontinued Operations** | | 29,024 |
| | | |
| **Cash Flows from Financing Activities** | | |
| Capital contributed | | 222,714 |
| **Net Cash Provided by Continuing Financing Activities** | | 222,714 |
| **Net Cash Provided by Discontinued Financing Activities** | | - |
| | | |
| **Net Increase in Cash** | | 20,495 |
| **Cash--Beginning of Period** | | 24,229 |
| **Cash - Ending of Period** | $ | 44,724 |
| | | |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for taxes | $ | - |
| Cash paid for interest | $ | - |

**Supplemental Disclosure of Non-Cash Activities:**

During 2012, In a non-cash transition the company divested certain assets totaling $655,275

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Business Activity

Pacific Pearl Enterprises is a California based corporation (the Company) that provides a full range of investment banking services including mergers and acquisitions and advisory related services, capital-raising, private placements of equity and debt securities of commercial real estate for micro to small-cap companies. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). The Company does not typically hold any investments or funds on behalf of its clients.

The Company also owned a 20 acre avocado farm in Temecula, California. The farm was operated by two employees, and the farm used one outside company to harvest, pack and sell the crops. The farm was divested to a shareholder as a noncash distribution of $655,275 in September 2012.

Fair Value of Financial Instruments

FASB Accounting Standards Codification No. 825 ("FASB ASC 825"), "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Management believes the carrying amounts of the short-term financial instruments, including cash and cash equivalents, accounts receivable, restricted cash, prepaid expense and other assets, accounts payable, accrued liabilities, notes payable, deferred compensation and other liabilities reflected in the accompanying balance sheet approximate fair value at December 31, 2012 due to the relatively short-term nature of these instruments.

Cash and Cash Equivalents

Cash includes deposits at financial institutions with maturities of three months or less. The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2012, the Company had no cash balances at financial institutions which were in excess of the FDIC insured limits.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Cont.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with ASC No. 605, Revenue Recognition. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured.

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Income Taxes

Income taxes are accounted for under the asset and liability method of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Valuation allowances have been established against deferred tax assets due to uncertainties in the Company's ability to generate sufficient taxable income in future periods to make realization of such assets more likely than not. An income tax benefit has not been recognized for its operating losses generated during 2012 based on uncertainties concerning the ability to generate taxable income in future periods. There was no income tax receivable at December 31, 2012. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company had a net loss of $223,517 and used cash in operations of $231,243. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan.

Management believes that the actions presently being taken and the success of future operations will be sufficient to enable the Company to continue as a going concern. In addition shareholders have contributed capital when required and will continue to provide capital in the next year.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- Cont.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be $5,000, as defined. At December 31, 2012, the Company had net capital of $44,018 which exceeded its requirements by $39,018.

A computation of reserve requirements and information relating to possession and control are not applicable to Pacific Pearl Enterprises as the Company qualifies for exemption under paragraph (k)(2)(i) from SEC Rule 15c3-3.

## 2. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its offices under an operating agreement that expires in May 2013 and October 2013. Total rent expense for the year ended December 31, 2012 amounted to $40,801.

Minimum lease payments under the lease are as follows:

| | 2013 | Thereafter |
|---|---|---|
| Operating lease: | $ 30,444 | $ - |

The company has an agreement to sublease to another company part of their office space and recognized rental income under other income of $5,533 for 2012.

## 3. STOCKHOLDERS' EQUITY

The company has 1,000,000 shares of common stock authorized with 175,000 outstanding with no stated par value. There are currently no dividend or preemptive rights. Each outstanding share of common stock is entitled to one vote on corporate matters requiring a vote. Certain corporate matters, such as normal business operations are conducted by the officers of the corporation acting under direction of the board of directors. There are no other material rights of common shareholders.

Shareholders contributed $222,714 to additional paid in capital throughout 2012.

The Company also owned a 20 acre avocado farm in Temecula, California. The farm was operated by two employees, and the farm used one outside company to harvest, pack and sell the crops. The farm was divested to a shareholder as a noncash distribution of $655,275 in September 2012.

## 4. DISCONTINUED OPERATIONS

Effective September 25, 2012, Pacific Pearl divested all assets relating to the avocado farm. Revenue and expenses allocated to discontinued operations for the year ended December 31, 2012 were limited to revenue and expenses that were directly related to the operations of avocado farm or that were eliminated as a result of the spinoff of the assets. As a result, certain continuing indirect costs that were previously allocated to avocado farm were not allocated to discontinued operations.

The results of operations from discontinued operations are set forth below:

| | |
|---|---|
| Total revenues | $ 25,633 |
| Selling, general, administrative, and other | 67,789 |
| (Loss) from discontinued operations | (42,156) |

## 5. INCOME TAXES

The Company recognized losses for both financial and tax reporting purposes during period in the accompanying statement of operations. Accordingly, no provision for income taxes and/or deferred income taxes payable has been provided for in the accompanying financial statements.

An income tax benefit has not been recognized for operating losses generated in prior periods based on uncertainties concerning the ability to generate taxable income in future periods. At December 31, 2012, the Company had available net operating loss carry-forwards of approximately $1,563,000. These operating loss carry-forwards expire in various years through the year ending December 31, 2024; however, because the Company has incurred significant operating losses, utilization of the tax loss carry-forwards are not assured. As a result, the non-current deferred income tax asset arising from these net operating loss carryforwards and from other temporary differences are not recorded in the accompanying balance sheet because a valuation allowance was established to fully reserve such assets due to the uncertainty of the Company's realization of this benefit. A deferred tax asset in the amount of $610,000 has been fully offset by a valuation account for the same amount.

After consideration of all the evidence management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

The Company's Federal and State tax returns for the years 2007-2012 remain open to examination by the tax authorities.

**5. INCOME TAXES- Cont.**

The provision for income taxes consists of the following:

| | 2012 |
|---|---|
| Federal | |
| Current | $ - |
| Deferred | - |
| | $ - |
| State and Local | |
| Current | $ - |
| Deferred | - |
| | $ - |

**6. SUBSEQUENT EVENTS**

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2013, the date the financial statements were issued.

**PACIFIC PEARL ENTERPRISES**
**COMPUTATION OF NET CAPITAL PER UNIFORM**
**NET CAPITAL RULE 15C3-1**
**YEAR ENDED DECEMBER 31, 2012**

| | |
|---|---|
| **CREDITS** | |
| Stockholder's equity | $ 49,616 |
| **DEBITS** | |
| Non allowable assets | |
| Haircuts on money market funds | 706 |
| Deposits | 4,892 |
| **TOTAL DEBITS** | 5,598 |
| **NET CAPITAL** | 44,018 |
| Minimum net capital requirement | 5,000 |
| **EXCESS NET CAPITAL** | $ 39,018 |
| **AGGREATE INDEBTEDNESS** | $ - |
| Ratio of aggregate indebtedness to net capital | 0.00 : 1.00 |

See accompanying notes to Financial Statements

**PACIFIC PEARL ENTERPRISES**
**RENCONCILATION OF NET CAPITAL**
**YEAR ENDED DECEMBER 31, 2012**

| | |
|---|---|
| Net capital per FOCUS report, part II | $ 44,018 |
| Rounding | - |
| Net Capital | $ 44,018 |

See accompanying notes to Financial Statements

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067968 FINRA DEC
PACIFIC PEARL ENTERPRISE 19*19
PACIFIC PEARL GROUP
80 S LAKE AVE STE 702
PASADENA CA 91101-2638

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________________

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 44.00 |
| B. Less payment made with SIPC-6 filed (**exclude interest**) 7/16/2012 Date Paid | | ( 44.00 ) |
| C. Less prior overpayment applied | | ( 0.00 ) |
| D. Assessment balance due or (overpayment) | | 0.00 |
| E. Interest computed on late payment (see instruction E) for______days at 20% per annum | | 0.00 |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 0.00 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 0.00 | |
| H. Overpayment carried forward | $( 0.00 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________________

______________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pacific Pearl Enterprise
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16th day of January, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 43,108.00 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0.00 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0.00 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0.00 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0.00 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0.00 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0.00 |
| (7) Net loss from securities in investment accounts. | 0.00 |
| Total additions | 0.00 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0.00 |
| (2) Revenues from commodity transactions. | 0.00 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0.00 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0.00 |
| (5) Net gain from securities in investment accounts. | 0.00 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0.00 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0.00 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Avocado Farm Income (Deductions in excess of $100,000 require documentation) | 25,633.00 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00 | |
| Enter the greater of line (i) or (ii) | 0.00 |
| Total deductions | 25,633.00 |
| 2d. SIPC Net Operating Revenues | $ 17,475.00 |
| 2e. General Assessment @ .0025 | $ 44.00 |
| | (to page 1, line 2.A.) |